

Statement of Financial Condition

Mint Brokers
December 31, 2023
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-29616

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING <u>01/01/23</u> AND ENDING <u>12/31/23</u>
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: <u>MINT BROKERS</u>

TYPE OF REGISTRANT (check all applicable boxes):
☑Broker-dealer   ☐Security-based swap dealer   ☐Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

55 Water Street
_____
(No. and Street)

New York	New York	10038
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jason Hauf	212-294-7849	Jason.Hauf@bgcpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
_____
(Name – if individual, state last, first, and middle name)

One Manhattan West, 401 9th Avenue	New York	New York	10001
(Address)	(City)	(State)	(Zip Code)
10/20/2003		42	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Jason Hauf, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Mint Brokers (the "Partnership"), as of December 31, 2023, is true and correct. I further affirm that neither the Partnership nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Jason Hauf
Chief Financial Officer



Kenneth Sklover

Notary Public

KENNETH SKLOVER
Notary Public - State of New York
NO. 01SK6186302
Qualified In New York County
My Commission Expires 4-28-24

This filing** contains (check all applicable boxes):

☑ Statement of Financial Condition.

☑ Notes to Statement of Financial Condition.

☐ Statement of Operations.

☐ Statement of Cash Flows.

☐ Statement of Changes in Partners' Capital.

☐ Statement of Changes in Subordinated Borrowings.

☐ Notes to Financial Statements.

☐ Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ Computation of tangible net worth under 17 CFR 240.18a-2.

☐ Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ Independent public accountant's report based on an examination of the statement of financial condition.

☐ Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ Other: _____

☐ Statement of Cleared Swaps Customer Segregation Requirements and Funds in Cleared Swaps Customer Accounts Under 4D(F) of the Commodity Exchange Act.

☐ Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges

☐ Computation of CFTC Minimum Net Capital Requirement.

☐ Schedule of Segregation Requirements and Funds in Segregation for Customers' Dealer Options Accounts.

☐ Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7.

☐ Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by CFTC Regulation 1.16.

*_**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._*



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Partners and Officers of Mint Brokers

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Mint Brokers (the "Partnership") as of December 31, 2023 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership at December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Partnership's auditor since 2008.

February 29, 2024

Mint Brokers

Statement of Financial Condition

December 31, 2023

(In Thousands)

Assets

Cash and cash equivalents	$	2,264
Receivables from related parties		18
Other assets		59
Total assets	$	2,341

Liabilities, Subordinated Borrowings and Partners' Capital

Accounts payable and accrued liabilities		1
Total liabilities		1
Commitments and contingencies (Note 2)		
Subordinated borrowings		1,000
Partners' capital		
Limited partner		1,326
General partner		14
Total partners' capital		1,340
Total liabilities, subordinated borrowings and partners' capital	$	2,341

See notes to Statement of Financial Condition

Notes to Statement of Financial Condition

December 31, 2023

(In Thousands)

1. General and Summary of Significant Accounting Policies

Description of Business – Mint Brokers (the "Partnership") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"), a futures commissions merchant ("FCM") registered with the Commodity Futures Trading Commission ("CFTC") and member of the Securities Investor Protection Corporation ("SIPC"). The Partnership is a general partnership organized under the laws of the State of New York, with operations solely in the State of New York. The Partnership is owned by Mint Brokers Holdings I, LLC, the Limited Partner (99%) and Mint Brokers Holdings II, LLC, the General Partner (1%), both of which are indirectly owned by BGC Group, Inc. (collectively with its subsidiaries, "BGC"), which is a subsidiary of Cantor Fitzgerald, L.P. (collectively with its affiliates "Cantor").

Basis of Presentation – The Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates – Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities, and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the Statement of Financial Condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the Statement of Financial Condition.

Cash and Cash Equivalents – The Partnership considers all highly liquid investments with maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Income Taxes – The Partnership is treated as a disregarded entity for U.S. tax purposes, as it is ultimately controlled by BGC Partners, L.P. ("BGCP"), which is owned directly by BGC. BGCP is an operating partnership, which is owned jointly by BGC and an affiliate of BGC and holds the U.S. Businesses of BGC. BGCP is taxed as a U.S. partnership, files federal, state and local partnership returns and is subject to the Unincorporated Business Tax ("UBT") in New York City and Pass-Through Entity ("PE") Tax in Connecticut. The income or loss attributable to the Partnership's operation is passed through to BGCP for tax purposes. The Partnership has not elected to push down and allocate current and deferred tax expense from BGCP and, therefore, no provision for income tax is required to be disclosed in the Partnership's financial statements, in accordance with the requirements in Accounting Standards Codification ("ASC") 740, *Income Taxes*.

Segment Information – The Partnership currently operates in one reportable segment, financial services.

New Accounting Pronouncements – In October 2023, the FASB issued ASU No. 2023-06, *Disclosure Improvements—Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative*. The standard is expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to more easily compare entities subject to the SEC's existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC's regulations. The effective date for the guidance will be the date on which the SEC's removal of the related disclosure from Regulation S-X or Regulation S-K becomes effective. If by June 30, 2027 the SEC has not removed the applicable requirements from Regulation S-X or Regulation S-K, the pending content of the related amendment will be removed from the Codification and will not become effective for any entity. Management is currently evaluating the impact of the new standard on the Partnership's Statement of Financial Condition.

In November 2023, the FASB issued ASU No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. The guidance was issued in response to requests from investors for companies to disclose more information about their financial performance at the segment level. The ASU does not change how a public entity identifies its operating segments, aggregates them or applies the quantitative thresholds to determine its reportable segments. The standard will require a public entity to disclose significant segment expenses and other segment items on an annual and interim basis, and to provide in interim periods all disclosures about a reportable segment's profit or loss and assets that are currently required annually. Public entities with a single reportable segment will be required to provide the new disclosures and all the disclosures currently required under ASC 280. The new guidance will become effective for the Partnership's Statement of Financial Condition issued for annual reporting periods beginning on January 1, 2024 and for the interim periods beginning on January 1, 2025, will require retrospective presentation, and early adoption is permitted. Management is currently evaluating the impact of the new standard on the Partnership's Statement of Financial Condition.

2. Commitments and Contingencies

Legal Matters – In the ordinary course of business, various legal actions are brought and may be pending against the Partnership. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business. Any of such actions may result in judgments, settlements, fines, penalties, injunctions or other relief. As of December 31, 2023, no such claims or actions have been brought against the Partnership and therefore no reserves were recognized.

Legal reserves are established in accordance with the guidance in ASC 450, *Contingencies*, when a material legal liability is both probable and reasonably estimable. Once established, legal

reserves are adjusted when additional information becomes available or when an event occurs requiring a change.

Risk and Uncertainties – Revenues for the Partnership are primarily transaction based. As a result, the Partnership's revenues could vary based on the transaction volume of global financial markets. Additionally, the Partnership's financing is sensitive to interest rate fluctuations which could have an impact on the Partnership's overall profitability.

3. Related Party Transactions

Cantor and BGC provide the Partnership with administrative services, clearing and settlement services, and other support for which they charge the Partnership based on the cost of providing such services. Such support includes allocations for utilization of fixed assets, accounting, treasury, operations, human resources, legal and technology services. For the year ended December 31, 2023, the Partnership was charged by Cantor for such services and the uncollected balances are included in Payables to related parties in the Partnership's Statement of Financial Condition.

The Partnership has a subordinated borrowing with an affiliate. See Note 7 – Subordinated Borrowings for further detail related to this transaction.

4. Regulatory Requirements

As a registered broker-dealer, the Partnership is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Partnership has elected to compute its net capital using the basic method, which requires that minimum net capital, be the greater of $250 or 6 2/3% of aggregate indebtedness. As a registered FCM, the Partnership is subject to Regulation 1.17 of the CFTC, which requires the Partnership to maintain minimum adjusted net capital equal to the greater of 8% of the customer and non-customer risk maintenance margin requirement or $1,000. As such, the CFTC's adjusted net capital is greater than the Rule 15c3-1's basic method minimum net capital requirement. At December 31, 2023, the Partnership had net capital of $2,229, which was $1,229 in excess of its required net capital.

The Partnership is also required in accordance with SEC Rule 17a-5(d)(2)(i) and CFTC 1.10(d)(2)(ii) to disclose any changes in liabilities subordinated to claims of general creditors. The Partnership had $1,000 in subordinated borrowings as of the year ended December 31, 2023.

5. Off-Balance Sheet Risk

Guarantees

The Partnership has entered into non-financial guarantees on behalf of BGC. As a registered FCM, it acts as a guarantor to BGC's foreign and domestic affiliates for the introduction of commodity,

option, foreign futures and foreign options products. The Partnership's liability under these arrangements is not quantifiable. However, the potential for the Partnership to be required to make payment under these arrangements is remote. Accordingly, no liability was required to be recorded in the Partnership's Statement of Financial Condition.

Credit Risk

Credit risk arises from potential non-performance by counterparties. The Partnership has established policies and procedures to manage the exposure to credit risk. The Partnership maintains a credit approval process to limit exposure to counterparty risk and employs monitoring to control the counterparty risk for the matched principal businesses.

The Partnership's account opening and counterparty approval process includes verification of key customer identification, anti-money laundering verification checks and a credit review of financial and operating data. The credit review process includes establishing an internal rating and any other information deemed necessary to make an informed credit decision, which may include financials, correspondence, due diligence calls and a visit to the entity's premises, as necessary.

Principal Transaction Risk

The Partnership executes matched principal transactions in which it acts as a "middleman" by serving as counterparty to both a buyer and a seller in matching back-to-back trades. These transactions are then settled through a recognized settlement system or third-party clearing organization. Settlement typically occurs within one to three business days after the trade date.

Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded.

The Partnership generally avoids settlement of principal transactions on a free-of-payment basis or by physical delivery of the underlying instrument. However, free-of-payment transactions may occur on a very limited basis.

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices or other factors will result in losses for a specified position.

Operational Risk

In providing its array of products and services, the Partnership may be exposed to operational risk. Operational risk may result from, but is not limited to, errors related to transaction processing, breaches of internal control systems and compliance requirements, fraud by employees or persons

outside the Partnership or business interruption due to systems failures or other events. Operational risk may also include breaches of the Partnership's technology and information systems resulting from unauthorized access to confidential information or from internal or external threats, such as cyber attacks. Operational risk also includes potential legal or regulatory actions that could arise as a result of noncompliance with applicable laws and/or regulatory requirements. In the case of an operational event, the Partnership could suffer a financial loss as well as reputational damage.

6. Subordinated Borrowings

The Partnership has a subordinated borrowing from BGCP of $1,000 as of December 31, 2023. The agreement provides for borrowings of up to $5,000. The rate of interest on the borrowing is 7.8%. The scheduled maturity date on the borrowing is October 30, 2025. This borrowing is subordinated to the claims of general creditors, approved by FINRA and other regulators, and is included in the Partnership's calculation of net capital and the capital requirements under FINRA Rule 4120.

7. Subsequent Events

The Partnership has evaluated subsequent events through the date the Statement of Financial Condition was issued. There have been no material subsequent events that would require recognition in the Statement of Financial Condition or disclosure in the notes to the Statement of Financial Condition.